SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #2

Under the Securities and Exchange Act of 1934

BCD Semiconductor Manufacturing Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

055347207

(CUSIP Number)

August 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b).

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 055347207

1)	Name of Reporting Person	Ameriprise Financial, Inc.

	S.S. or I.R.S. Identification	IRS No. 13-3180631
No. of Above Person

2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) X*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only

4)	Citizenship or Place of Organization	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5)	Sole Voting Power	-0-
6)	Shared Voting Power	20
7)	Sole Dispositive Power	-0-
8)	Shared Dispositive Power	20

9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	20

10)	Check if the Aggregate Amount in
	Row (9) Excludes Certain Shares	Not Applicable

11)	Percent of Class Represented by
	Amount In Row (9)	0.00%

12)	Type of Reporting Person	HC

CUSIP NO. 055347207

1)	Name of Reporting Person	Columbia Management Investment Advisers, LLC

	S.S. or I.R.S. Identification	IRS No. 41-1533211
No. of Above Person

2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) X*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only

4)	Citizenship or Place of Organization	Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5)	Sole Voting Power	-0-
6)	Shared Voting Power	20
7)	Sole Dispositive Power	-0-
8)	Shared Dispositive Power	20

9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	20

10)	Check if the Aggregate Amount in
	Row (9) Excludes Certain Shares	Not Applicable

11)	Percent of Class Represented by
	Amount In Row (9)	0.00%

12)	Type of Reporting Person	IA

1(a)	Name of Issuer:	BCD Semiconductor Manufacturing Limited

1(b)	Address of Issuer’s Principal	No. 1600 ZiXing Road
ZiZhu Science-Based Industrial
Shanghai, China 200241

Executive Offices:

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment Advisers, LLC (“CMIA”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 225 Franklin Street
Boston, MA 02110

2(c)	Citizenship:	(a) Delaware
(b) Minnesota

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	055347207

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

6	Ownership of more than 5% on Behalf of Another Person:

Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2012

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Name: Wade M. Voigt
Title: Vice President – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Name: Amy Johnson
Title: Chief Operating Officer

Contact Information
Wade M. Voigt
Vice President – Fund Administration – Financial Reporting
Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement